Date: March 24, 2023

To: All Canadian Securities Regulatory Authorities

Subject: SilverCrest Metals Inc.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	April 21, 2023
Record Date for Voting (if applicable) :	April 21, 2023
Beneficial Ownership Determination Date :	April 21, 2023
Meeting Date :	June 15, 2023
Meeting Location (if available) :	Vancouver BC
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	828363101	CA8283631015

Sincerely,

SILVERCREST METALS INC.

/s/ Anne Yong
Anne Yong
Chief Financial Officer

570 Granville Street, Suite 501 Vancouver, BC Canada V6C 3P1 Tel: 604-694-1730 Fax: 604-357-1313 www.silvercrestmetals.com